Exhibit (a)(5)


DRAFT -- 7/6/99   10 A.M.   PRIVILEGED AND CONFIDENTIAL

July 6, 1999

Dear Columbia Colleagues,

As you know, NiSource Inc. began an unsolicited tender offer on June 25 for all outstanding shares of common stock of Columbia Energy Group for $68 per share in cash. Today we announced that Columbia's board of directors has determined that the NiSource tender offer is inadequate and not in the best interests of Columbia or its shareholders. Our press release is attached.

The board made its determination after careful deliberation. Columbia's directors reviewed reports from management and outside legal and financial advisors, including "inadequacy opinions" from each of our co-financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney Inc.

BASED ON THE BOARD'S DETERMINATION, WE ARE ADVISING ALL OF OUR SHAREHOLDERS -- A GROUP THAT INCLUDES MANY OF YOU -- TO REJECT NISOURCE'S HOSTILE TAKEOVER ATTEMPT AND NOT TENDER ANY SHARES TO NISOURCE.

WHAT IS A "TENDER OFFER?" A "tender offer" for your shares means that someone wants the right to buy your stock at a certain price by a particular deadline--as long as certain conditions are met. NiSource has offered to buy Columbia stock tendered by August 6, 1999. However, that does not mean NiSource is going to buy Columbia stock on that date. In fact, it will be impossible, due to extensive regulatory approval requirements and other conditions, for NiSource to do so. Moreover, NiSource itself has publicly described its tender offer as little more than a "no-cost, no-risk, fully reversible" public relations device.

COMMUNICATING WITH OUR SHAREHOLDERS. In the weeks before NiSource announced its tender offer, we met with many of our largest shareholders and the securities analysts covering our industry. There is growing sentiment among these investment professionals that the NiSource offer is inadequate and does not reflect Columbia's true value. Moreover, following our annual two-day analyst conference in late June, we believe our shareholders have a better understanding of our strategic plan, particularly our non-regulated growth strategy, and the tremendous value that we are prepared to deliver.

WE ARE BUILDING VALUE. Together we have worked hard over the past four years to build a Columbia that promotes change and competition, and is well positioned to build value for its shareholders, customers and employees in an energy industry that is being transformed by deregulation. Our company has posted strong performance over that time. We have expanded and enhanced Columbia's unique and valuable network of assets and businesses. We have built a talented and effective management team. And we have developed--and are making strong progress on--our strategic objectives for 2001 as well as a sound platform for success in the years beyond.


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WHAT WE TOLD NISOURCE. We have told NiSource's chairman several times that
Columbia is not for sale and that his various merger proposals have been for the wrong price, at the wrong time, with the wrong company. We believe he is persisting because he needs to find a solution for NiSource's vulnerabilities in an increasingly competitive industry -- and Columbia's superior assets, great employee base and strong strategic plan are very attractive to him.

CONSIDER THE FACTS, NOT SPECULATION. The NiSource offer has received extensive publicity. Their company has made a lot of self-serving allegations. This kind of situation breeds rumors and speculation, and it is natural that you may have questions and concerns.

Please be assured that we will take all appropriate actions to protect Columbia from this hostile takeover attempt. It is also important to understand that we are not in any imminent danger of being taken over by NiSource or any other company. Under the laws governing our industry, even if NiSource received tenders for a majority of our common stock, they would not be able to purchase more than 4.9 percent of that stock unless--and until--they receive a variety of approvals from federal and state regulators. The regulatory approval process could take 18 months, or even longer. Moreover, even if NiSource were to nominate candidates to stand for election as directors at next year's annual meeting, under Columbia's certificate of incorporation, NiSource would be unable to gain a majority of our board of directors prior to 2001.

We will continue to communicate with you as rapidly, directly--and candidly--as possible.

WE HAVE A COMMON OBJECTIVE. We know our shareholders would like to see Columbia's true value and long-term potential more fully reflected in its stock price, which has been impacted in 1999 by much warmer than usual weather, and significant investment and costs in the marketing segment. The board, senior management and I share that objective-- I'm sure you do too.

You can help us achieve this objective by continuing to do what you do so well--provide outstanding service and deliver outstanding value to our customers, shareholders and the communities we serve.

Thank you for your continued spirit and support.

Sincerely,

Oliver G. Richard III
Chairman, President and CEO